March 20, 2026

Talman Pizzey
Chief Executive Officer
TIC Solutions, Inc.
200 South Park Road, Suite 350
Hollywood, Florida 33021

       Re: TIC Solutions, Inc.
           Registration Statement on Form S-3
           Filed March 12, 2026
           File No. 333-294260
Dear Talman Pizzey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services